

March 20, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series SNP-217 Senior Non Preferred Callable Floating Rate Notes due 2028

- Series SNP-218 5.552% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2028

- Series SNP-219 5.538% Senior Non Preferred Callable Fixed-to-Fixed Rate Notes due 2030

- Series SUBSAN-221 6.350% Tier 2 Subordinated Fixed Rate Notes due 2034

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com